

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 23, 2009

Mr. Ronald Davis
President and Director
Bella Viaggio, Inc.
2120 58th Avenue, Suite 107
Vero Beach, Florida 32966

Re: Bella Viaggio, Inc.
Item 4.02 Form 8-K
Filed: April 13, 2009
File #: 0-53450

Dear Mr. Davis:

We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief